Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Cogent Biosciences, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:	February 12, 2025

Paradigm BioCapital Advisors LP
Paradigm BioCapital Advisors GP LLC
Paradigm BioCapital International Fund Ltd.

By:	/s/ David K. Kim
Name:	David K. Kim
Title:	Authorized Signatory

/s/ Senai Asefaw, M.D.
Senai Asefaw, M.D.